EX-99.1(jj)

MUTUAL OF AMERICA INVESTMENT CORPORATION

ARTICLES SUPPLEMENTARY TO THE CHARTER

Mutual of America Investment Corporation, a Maryland corporation and a registered open-end investment company under the Investment Company Act of 1940 (the Corporation), with its principal office c/o The Corporation Trust Incorporated, 351 West Camden Street, Baltimore, Maryland 21201, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Prior to the date hereof, the total number of shares of capital stock of all classes that the Corporation had authority to issue is seven billion five hundred million (7,500,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of seventy five million dollars ($75,000,000). Effective on the date hereof, the total number of shares of capital stock of all classes that the Corporation has authority to issue is eight billion two hundred fifty million (8,250,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of eight million five million dollars ($82,500,000). This increase in the total number of authorized shares of capital stock has been approved by the Board of Directors under Section 2-105(c) of the Corporations and Associations Articles of the Maryland Code.

SECOND: Pursuant to the authority vested in the Board of Directors of the Corporation by Section 5.1 of the Articles of Incorporation of the Corporation (“Articles”), the Board of Directors has voted to classify 665,000,000 of the currently unclassified shares of the above mentioned 8,250,000,000 shares in order to increase the authorized shares allocated to the Conservative Allocation Fund, Moderate Allocation, Mid-Term Bond Fund, International Fund, 2020 Retirement Fund, 2025 Retirement Fund, 2030 Retirement Fund, 2035 Retirement Fund, 2045 Retirement Fund, 2050 Retirement Fund and Retirement Income Fund as follows:

Fund	Previous Allocation	Allocation Increase	Total Shares Allocated
Conservative Allocation	125,000,000	25,000,000	150,000,000
Moderate Allocation	250,000,000	5,000,000	255,000,000
Bond Fund	750,000,000	175,000,000	925,000,000
Mid-Term Bond Fund	500,000,000	40,000,000	540,000,000
International Fund	425,000,000	100,000,000	525,000,000
2020 Retirement Fund	350,000,000	75,000,000	425,000,000
2025 Retirement Fund	375,000,000	50,000,000	425,000,000
2030 Retirement Fund	290,000,000	75,000,000	365,000,000
2035 Retirement Fund	245,000,000	50,000,000	295,000,000
2040 Retirement Fund	200,000,000	25,000,000	225,000,000
2045 Retirement Fund	250,000,000	25,000,000	275,000,000
2050 Retirement Fund	100,000,000	10,000,000	110,000,000
Retirement Income Fund	70,000,000	10,000,000	80,000,000

Allocations for all other classes not shown remain unchanged. The relative preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each such class are the same as for shares previously allocated to the other classes of shares issued by the Corporation prior to the date hereof.

IN WITNESS WHEREOF, the President of the Corporation has signed these Articles Supplementary in the Corporation’s name and on its behalf and acknowledges that these Articles Supplementary are the act of the Corporation, and states that to the best of his knowledge, information and belief all matters and facts set forth therein relating to the authorization and approval of the Articles Supplementary are true in all material respects and that this statement is made under the penalties of perjury.

Date: March 3, 2015	MUTUAL OF AMERICA
INVESTMENT CORPORATION
Attest:

/s/ Scott H. Rothstein	/s/ John R. Greed
Scott H. Rothstein	John R. Greed
Secretary	Chairman, President and CEO